Filed by Glamis Gold Ltd. pursuant to Rule 425 under the
United States Securities Act of 1933, as amended
Subject Company: Goldcorp Inc.
Commission File No.: 001-12970
Date: December 27, 2004

NEWS RELEASE

GLAMIS GOLD LTD.

For immediate release

Trading symbol: NYSE, TSX — GLG	December 24, 2004
All amounts in US$

GLAMIS GOLD CONFIRMS PLANNED BID FOR GOLDCORP

December 24, 2004 — Reno, Nevada - Glamis Gold Ltd. (NYSE: GLG; TSX: GLG) today confirmed its intention to proceed with its proposed take-over bid to acquire Goldcorp Inc. Glamis first announced its intention to make its take-over bid on December 16, 2004. Glamis will offer Goldcorp shareholders 0.89 of a Glamis common share for each Goldcorp common share. The Glamis offer will include a condition that the Goldcorp shareholders not approve the Wheaton River transaction. Glamis intends to mail its take-over bid to Goldcorp shareholders in early January, with an expiry date 35 days thereafter.

“Clearly, Goldcorp shareholders have been successful in their efforts to convince the Goldcorp Board that shareholders should have the right to choose the future direction of their company,” said Kevin McArthur, President and Chief Executive Officer of Glamis Gold Ltd. “The Goldcorp Board has acquiesced to this shareholder intervention and called for a Goldcorp shareholder vote on the proposed Wheaton River acquisition. Unfortunately, the proposed termination fee payable to Wheaton River that was agreed to by the Goldcorp Board represents a significant waste of Goldcorp shareholder money.”

Mr. McArthur added, “We continue to believe that our offer represents a better transaction for Goldcorp shareholders. Based on extensive discussions to date with Goldcorp shareholders, we are confident that they will not approve the proposed takeover bid for Wheaton River. We are equally confident that our own shareholders are very supportive of our bid for Goldcorp.”

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. The Company remains 100 percent unhedged. Glamis’ plan and budget reflects a near tripling of annual gold production to more than 700,000 ounces by 2007 at a total cash cost below $150 per ounce.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Other Considerations” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Glamis or Goldcorp. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Glamis plans to file with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form F-10, and expects to mail an Offer Circular and Prospectus to Goldcorp stockholders concerning the proposed business combination with Goldcorp. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Glamis will be available free of charge from Glamis Investor Relations, 5190 Neil Road, Suite 310, Reno, NV 89502, telephone (775) 827-4600.

For further information please contact:

Media: John Lute:	Phone: 416-929-5883 Email: jlute@luteco.com

Larry Roth:	Phone: 732-598-2092 Email: larryroth@rothir.com

Investors: Glamis Gold Ltd. 5190 Neil Road, Suite 310 Reno, NV 89502 Michael A. Steeves Vice President, Investor Relations	Website: email requests for investor packets to: email questions/correspondence to: Phone:	www.glamis.com info@glamis.com michaels@glamis.com 1-775-827-4600 ext. 3104

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